Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the years ended December 31,				For the six months ended June 30,
	2010	2011	2012	2013	2014
Earnings:
Net loss	$(4,412)	$(14,201)	$(21,194)	$(11,149)	$(17,209)
Add: Fixed charges	51	1,001	2,069	1,380	401
Earnings as defined	$(4,361)	$(13,200)	$(19,125)	$(9,769)	$(16,808)

Fixed charges:
Interest expensed	$-	$661	$1,325	$840	$215
Amortization of debt discount and deferred financing costs	-	290	664	488	161
Estimated interest component of rent expense	51	50	80	52	25
Total fixed charges	$51	$1,001	$2,069	$1,380	$401
Preferred stock dividends	-	-	-	-	-
Total fixed charges and preferred stock dividends	$51	$1,001	$2,069	$1,380	$401

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges and preferred stock dividends(1)	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(4,412)	$(14,201)	$(21,194)	$(11,149)	$(17,209)

(1)

We reported a net loss for the years ended December 31, 2010, 2011, 2012 and 2013 and would have needed to generate additional income of approximately $4.4 million, $14.2 million, $21.2 million and $11.1 million, respectively, to cover our fixed charges and combined fixed charges and preferred stock dividends of approximately $51,000, $1.0 million, $2.1 million and $1.4 million, respectively. We reported a net loss for the six months ended June 30, 2014 and would have needed to generate additional income of approximately $17.2 million to cover our fixed charges and combined fixed charges and preferred stock dividends of approximately $0.4 million.